UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 31, 2013

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

5 de julio 2013

BALANCE DE SITUACION
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2012 A MAYO 2013
(En Miles de Balboas) *

	Variación		2012	2013
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	76,054.78	10.81	703,614.10	794,987.92	431,392.25	578,378.26	602,280.00	779,668.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	1,113.50	269.50	413.18	367.40	654.74	878.41	975.27	1,526.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	1,113.50	269.50	413.18	367.40	654.74	878.41	975.27	1,526.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	74,942.37	10.66	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	44,942.37	6.68	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	30,000.00	100.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.09	-11.27	9.71	8.29	7.95	9.57	7.53	8.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-127,883.59	-2.27	5,642,579.86	5,420,311.14	5,447,249.69	5,777,967.75	5,497,397.42	5,514,696.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-133,335.44	-47.55	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	3,283.21	0.06	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-2,168.64	-2.97	72,976.16	72,973.17	72,978.77	70,807.51	70,807.51	70,807.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-843.60	-55.40	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,325.04	-1.85	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	146,545.96	44.17	331,747.14	364,332.35	402,067.29	453,014.37	485,848.48	478,293.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-163.61	-0.30	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	146,709.57	52.88	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-8,286.70	-9.73	85,191.63	88,490.68	125,061.05	91,193.61	95,031.81	76,904.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-2,987.12	-13.43	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-5,299.57	-8.42	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	86,430.46	1.28	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	278,478.59	12.02	2,317,491.33	2,364,357.27	2,238,450.48	2,591,661.52	2,623,012.89	2,595,969.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	98,942.18	25.84	382,943.61	434,954.78	402,856.08	422,860.86	474,275.15	481,885.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	20.00	0.01	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	20.00	0.00	0.00	0.00	0.00	0.00	0.00	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	98,922.18	42.47	232,943.61	284,954.78	252,856.08	272,860.86	324,275.15	331,865.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-15.49	-28.95	53.51	54.91	40.99	42.41	49.87	38.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	98,937.67	42.48	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	179,536.40	9.28	1,934,547.72	1,929,402.49	1,835,594.40	2,168,800.67	2,148,737.74	2,114,084.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-34,714.60	-62.75	55,325.98	39,413.73	44,501.62	104,833.29	19,822.33	20,611.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	5,864.57	390.25	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-40,579.17	-75.39	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	214,251.01	11.40	1,879,221.74	1,889,988.76	1,791,092.78	2,063,967.38	2,128,915.42	2,093,472.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-74,887.26	-57.36	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	289,138.27	16.53	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-167,450.40	-4.77	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-167,450.40	-4.77	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-43,242.41	-42.75	101,157.05	100,767.48	109,883.43	63,954.48	87,768.88	57,914.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	2,995.66	45.52	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-46,238.07	-48.89	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	18,644.69	2.24	831,547.29	837,319.19	843,547.86	849,802.97	848,155.80	850,191.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	3,883.47	1.25	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-863.43	-2852.16	30.27	635.73	670.55	316.13	-440.08	-833.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	92,743.58	28.88	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-71,183.88	-68.27	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-5,935.06	-636.15	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	86,430.46	1.28	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

5 de julio 2013

ESTADO DE RESULTADO
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2012 A MAYO 2013
(En Miles de Balboas) *

	2012	2013
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	191,557.11	16,766.38	14,883.36	16,690.34	16,467.89	17,018.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,826.25
Préstamos	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	78,099.11
Depósitos	1,875.88	81.26	126.48	87.76	93.22	207.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	596.16
Inversiones	6,465.48	453.38	425.99	636.55	708.15	906.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,130.98
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,491.08
Intereses Pagados	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,444.91
Comisiones	86.43	7.28	9.24	13.42	7.26	8.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	46.17
Ingreso Neto de Intereses	104,120.00	8,080.41	8,242.95	9,631.51	8,279.29	10,101.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	44,335.16
Otros Ingresos	181,461.75	3,650.21	8,506.98	11,697.84	13,483.01	26,962.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	64,300.47
Comisiones	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,211.43
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	60,089.04
Ingresos de Operaciones	285,581.76	11,730.63	16,749.93	21,329.36	21,762.30	37,063.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	108,635.64
Egresos Generales	193,706.10	6,373.30	11,302.72	16,154.20	12,377.18	29,082.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	75,289.88
Gastos Administrativos	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	11,311.70
Gastos Generales	6,706.34	437.37	522.19	516.94	541.57	514.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,532.68
Gastos de Depreciación	2,195.71	229.48	228.72	230.94	231.21	223.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,143.53
Otros Gastos	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	60,301.98
Utilidad antes de Provisiones	91,875.66	5,357.32	5,447.21	5,175.15	9,385.13	7,980.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	33,345.76
Provisiones por Cuentas Malas	-12,388.71	0.00	0.00	265.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	265.27
Utilidad del Periodo	104,264.37	5,357.32	5,447.21	4,909.88	9,385.13	7,980.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	33,080.49

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

July 5, 2013
BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2012 - MAY 2013
(In Thousand Balboas) *

	Absolute		2012	2013
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	76,054.78	10.81	703,614.10	794,987.92	431,392.25	578,378.26	602,280.00	779,668.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	1,113.50	269.50	413.18	367.40	654.74	878.41	975.27	1,526.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	1,113.50	269.50	413.18	367.40	654.74	878.41	975.27	1,526.68	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	74,942.37	10.66	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	44,942.37	6.68	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	30,000.00	100.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.09	-11.27	9.71	8.29	7.95	9.57	7.53	8.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-127,883.59	-2.27	5,642,579.86	5,420,311.14	5,447,249.69	5,777,967.75	5,497,397.42	5,514,696.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-133,335.44	-47.55	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	3,283.21	0.06	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-2,168.64	-2.97	72,976.16	72,973.17	72,978.77	70,807.51	70,807.51	70,807.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-843.60	-55.40	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,325.04	-1.85	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	146,545.96	44.17	331,747.14	364,332.35	402,067.29	453,014.37	485,848.48	478,293.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-163.61	-0.30	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	146,709.57	52.88	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-8,286.70	-9.73	85,191.63	88,490.68	125,061.05	91,193.61	95,031.81	76,904.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-2,987.12	-13.43	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-5,299.57	-8.42	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	86,430.46	1.28	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	278,478.59	12.02	2,317,491.33	2,364,357.27	2,238,450.48	2,591,661.52	2,623,012.89	2,595,969.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	98,942.18	25.84	382,943.61	434,954.78	402,856.08	422,860.86	474,275.15	481,885.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	20.00	0.01	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	20.00	0.00	0.00	0.00	0.00	0.00	0.00	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	98,922.18	42.47	232,943.61	284,954.78	252,856.08	272,860.86	324,275.15	331,865.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-15.49	-28.95	53.51	54.91	40.99	42.41	49.87	38.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	98,937.67	42.48	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	179,536.40	9.28	1,934,547.72	1,929,402.49	1,835,594.40	2,168,800.67	2,148,737.74	2,114,084.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-34,714.60	-62.75	55,325.98	39,413.73	44,501.62	104,833.29	19,822.33	20,611.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	5,864.57	390.25	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-40,579.17	-75.39	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	214,251.01	11.40	1,879,221.74	1,889,988.76	1,791,092.78	2,063,967.38	2,128,915.42	2,093,472.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-74,887.26	-57.36	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	289,138.27	16.53	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-167,450.40	-4.77	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-167,450.40	-4.77	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-43,242.41	-42.75	101,157.05	100,767.48	109,883.43	63,954.48	87,768.88	57,914.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	2,995.66	45.52	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-46,238.07	-48.89	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	18,644.69	2.24	831,547.29	837,319.19	843,547.86	849,802.97	848,155.80	850,191.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	3,883.47	1.25	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-863.43	-2,852.16	30.27	635.73	670.55	316.13	-440.08	-833.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	92,743.58	28.88	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-71,183.88	-68.27	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-5,935.06	-636.15	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	86,430.46	1.28	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

July 5, 2013
STATEMENT OF INCOME
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2012 - MAY 2013
(In Thousand Balboas) *

	2012	2013												Year to
	December	January	February	March	April	May	June	July	August	September	October	November	December	date
Interest Income	191,557.11	16,766.38	14,883.36	16,690.34	16,467.89	17,018.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,826.25
Loans	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	78,099.11
Deposits	1,875.88	81.26	126.48	87.76	93.22	207.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	596.16
Investments	6,465.48	453.38	425.99	636.55	708.15	906.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,130.98
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,491.08
Interest	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,444.91
Commissions	86.43	7.28	9.24	13.42	7.26	8.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	46.17
Net Interest Income	104,120.00	8,080.41	8,242.95	9,631.51	8,279.29	10,101.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	44,335.16
Other Income	181,461.75	3,650.21	8,506.98	11,697.84	13,483.01	26,962.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	64,300.47
Commissions	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,211.43
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	60,089.04
Operating Income	285,581.76	11,730.63	16,749.93	21,329.36	21,762.30	37,063.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	108,635.64
Operating Expenses	193,706.10	6,373.30	11,302.72	16,154.20	12,377.18	29,082.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	75,289.88
Administrative expenses	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	11,311.70
General expenses	6,706.34	437.37	522.19	516.94	541.57	514.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,532.68
Depreciation	2,195.71	229.48	228.72	230.94	231.21	223.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,143.53
Other expenses	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	60,301.98
Net Income before provision for loan losses	91,875.66	5,357.32	5,447.21	5,175.15	9,385.13	7,980.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	33,345.76
Provision for loan losses	-12,388.71	0.00	0.00	265.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	265.27
Net Income	104,264.37	5,357.32	5,447.21	4,909.88	9,385.13	7,980.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	33,080.49

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).